BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com

[redacted]

27 April 2007

Australian Stock Exchange
Company Announcements Office
20 Bridge Street
Sydney, NSW, 2000

Dear Sir/Madam,

Appendix 3Y lodged for Mr Kirby Adams

The above Director's participation in the BlueScope Steel Limited dividend reinvestment plan (DRP) for the interim dividend for the 2007 half year paid on 2 April 2007 was notified to ASX on 5 April 2007.

BlueScope Steel Limited first introduced a DRP for its 2006 financial year final dividend paid on 24 October 2006. A recent review has revealed a DRP election was also in place for this dividend payment.

I attach Appendix 3Y for the above director in relation to shares issued under the DRP on 24 October 2006.

The Director's total shareholding as at 24 April 2007 is set out the attached Appendix 3Y.

Yours faithfully

Michael Barron
Company Secretary

attch.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kirby Clarke Adams
Date of last notice	5 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 October 2006
No. of securities held prior to change	Refer to description in attached letter dated 27 April 2007
Class	Fully paid ordinary shares
Number acquired	1,104 shares at DRP price ($6.52 each)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,198.08
No. of securities held after change	Total number of securities held as at 27 April 2007: 2,543,374

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued under the BlueScope Steel Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

BLUESCOPE
STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com

27 April 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549
USA

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents (also listed in Attachment A) are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

JUDITH O'SULLIVAN
Assistant Company Secretary

Encl

Attachment A

Lodgement Date	Name of Document
27/04/07	Change of Directors Interest Notice – Graham Kraehe
27/04/07	Change of Directors Interest Notice – Tan Yam Pin
27/04/07	Change of Directors Interest Notice – Kirby Adams

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com

27 April 2007

Australian Stock Exchange
Company Announcements Office
20 Bridge Street
Sydney, NSW, 2000

Dear Sir/Madam,

Appendix 3Y lodged for Mr Tan Yam Pin

The above Director's participation in the BlueScope Steel Limited dividend reinvestment plan (DRP) for the interim dividend for the 2007 half year paid on 2 April 2007 was notified to ASX on 5 April 2007.

BlueScope Steel Limited first introduced a DRP for its 2006 financial year final dividend paid on 24 October 2006. A recent review has revealed a DRP election was also in place for this dividend payment.

I attach Appendix 3Y for the above director in relation to shares issued under the DRP on 24 October 2006.

The Director's total shareholding as at 24 April 2007 is set out the attached Appendix 3Y.

Yours faithfully

Michael Barron
Company Secretary

attch.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tan Yam Pin
Date of last notice	5 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 October 2006
No. of securities held prior to change	Refer to description in attached letter dated 27 April 2007
Class	Fully paid ordinary shares
Number acquired	177 shares at DRP price ($6.52 each)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,154.04
No. of securities held after change	Total number of securities held as at 27 April 2007: 26,038

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued under the BlueScope Steel Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com

27 April 2007

Australian Stock Exchange
Company Announcements Office
20 Bridge Street
Sydney, NSW, 2000

Dear Sir/Madam,

Appendix 3Y lodged for Mr Graham Kraehe

The above Director's participation in the BlueScope Steel Limited dividend reinvestment plan (DRP) for the interim dividend for the 2007 half year paid on 2 April 2007 was notified to ASX on 5 April 2007.

BlueScope Steel Limited first introduced a DRP for its 2006 financial year final dividend paid on 24 October 2006. A recent review has revealed a DRP election was also in place for this dividend payment.

I attach Appendix 3Y for the above director in relation to shares issued under the DRP on 24 October 2006.

The Director's total shareholding as at 24 April 2007 is set out the attached Appendix 3Y.

Yours faithfully

Michael Barron
Company Secretary

attch.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John Kraehe
Date of last notice	5 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 October 2006
No. of securities held prior to change	Refer to description in attached letter dated 27 April 2007
Class	Fully paid ordinary shares
Number acquired	463 shares at DRP price ($6.52 each)
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,018.76
No. of securities held after change	Total number of securities held as at 27 April 2007: 130,354

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued under the BlueScope Steel Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

END

+ See chapter 19 for defined terms.